02056084

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82________)

HONGKONG: 24758.55

EXHIBIT

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

These 2002 Interim Results of China Eastern Airlines Corporation Limited (the "Company") contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to competition in the China aviation industry, the Company's planned measures to improve efficiency and enhance competitiveness, the impact of these measures on the Company's results of operations, the impact of international activities and the impact of the policies and related measures of the Civil Aviation Administration of China (the "CAAC"), and the Chinese government on market demand, the Company's future strategic and business plans for the second half of 2002 and the international and domestic economies and aviation industries. The Company does not intend to update these forward-looking statements.

These forward-looking statements reflect the current view of the Company with respect to future events and are not a guarantee of future performance. Actual events or results may differ materially from information contained in the forward-looking statements as a result of various factors, including, without limitation, any changes in regulatory policies of the CAAC (including any policy changes in price systems), the effects of competition on the demand and price of the Company's services, changes in the global economic conditions (including economic development and conditions of the countries served by the flights of the Company), the political and economic conditions of China, the cost and availability of aviation fuel, any significant changes in the exchange rates between Renminbi or Hong Kong dollar and U.S. dollar or Japanese yen and the Company's ability to obtain adequate financing on commercially acceptable terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 27, 2002

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors

HONGKONG:42006.1

Exhibit 1.1

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 INTERIM RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2002 (which were approved by the Board of Directors and the Supervisory Committee of the Company on 26 August 2002), with comparative figures for the corresponding period in 2001, as follows:

FINANCIAL RESULTS

A. Prepared in accordance with International Accounting Standards ("IAS")

Consolidated Profit And Loss Account
For the six months ended 30 June 2002

	Note	Six months ended 30 June (Unaudited) 2002 RMB'000	(Unaudited) 2001 RMB'000	(Unaudited) 2002 US$'000 (note 8)	2002 vs 2001 Increase/ (Decrease) %
Traffic revenues					
Passenger		**4,632,662**	4,611,191	**559,696**	0.5
Cargo and mail		**1,077,887**	961,606	**130,225**	12.1
Other operating revenues		**238,795**	237,504	**28,850**	0.5
Turnover	2	**5,949,344**	5,810,301	**718,771**	2.4

	Note				
Operating expenses					
Wages, salaries and benefits		**463,922**	431,709	**56,049**	7.5
Take-off and landing charges		**882,705**	825,632	**106,644**	6.9
Aircraft fuel		**1,125,006**	1,296,895	**135,918**	(13.3)
Food and beverages		**288,020**	277,585	**34,797**	3.8
Aircraft depreciation and operating leases		**1,205,204**	1,210,783	**145,607**	(0.5)
Other depreciation, amortisation and operating leases		**177,853**	147,813	**21,487**	20.3
Aircraft maintenance		**442,898**	419,166	**53,509**	5.7
Commissions		**186,096**	256,834	**22,483**	(27.5)
Office and administration		**372,709**	344,758	**45,029**	8.1
Other		**313,754**	220,738	**37,906**	42.1
Total operating expenses		**5,458,167**	5,431,913	**659,429**	0.5
Operating profit		**491,177**	378,388	**59,342**	29.8
Interest expense, net		**(392,547)**	(423,901)	**(47,426)**	(7.4)
Exchange (loss)/gain		**(58,014)**	85,644	**(7,009)**	(167.7)
Other income, net		**41,724**	47,602	**5,041**	(12.3)
		82,340	87,733	**9,948**	(6.1)
Share of profit of an associated company		**959**	–	**116**	N/A
Profit before taxation		**83,299**	87,733	**10,064**	(5.1)
Taxation	3	**(7,201)**	(34,304)	**(870)**	(79.0)
Profit after taxation		**76,098**	53,429	**9,194**	42.4
Minority interests		**(50,583)**	16,899	**(6,111)**	(399.3)
Profit attributable to shareholders		**25,515**	70,328	**3,083**	(63.7)
Earnings per share	5	**RMB0.005**	RMB0.014	**US$0.001**	

NOTES TO THE CONSOLIDATED RESULTS

1. Basis of preparation and accounting policies

The unaudited consolidated interim results comprise the consolidated results of the Company and all its subsidiaries for the six months ended 30 June 2002. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

The unaudited consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 "Interim Financial Reporting". This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IAS on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2002 are set out in Section C.

In addition, IAS differs in certain material respects from the generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IAS and U.S. GAAP on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2002 are set out in Section D.

The accounting polices used in the preparation of these unaudited consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2001.

2. Turnover

The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax and civil aviation infrastructure levies. The turnover and operating (losses)/profits by geographical segment are analysed as follows:

(Unaudited)	For the six months ended 30 June				
	Domestic	Hong Kong	Japan	Other countries*	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
2002					
Traffic revenues	2,289,505	1,013,796	818,781	1,588,467	5,710,549
Other operating revenues	224,490	–	4,866	9,439	238,795
Turnover	2,513,995	1,013,796	823,647	1,597,906	5,949,344
Operating (loss)/profit	(132,392)	205,680	267,047	150,842	491,177
2001					
Traffic revenues	2,318,758	1,102,030	758,392	1,393,617	5,572,797
Other operating revenues	237,504	–	–	–	237,504
Turnover	2,556,262	1,102,030	758,392	1,393,617	5,810,301
Operating (loss)/profit	(32,607)	278,942	226,174	(94,121)	378,388

* Include United States of America, Europe and other Asian countries

3. **Taxation**

(a) Taxation in the consolidated profit and loss account represents:

	(Unaudited) For the six months ended 30 June	
	2002	2001
	RMB'000	RMB'000
Provision for PRC income tax	(17,517)	(1)
Deferred taxation	10,682	(34,303)
Share of taxation attributable to an associated company	(366)	–
	(7,201)	(34,304)

As described in the annual audited financial statements for the year ended 31 December 2001, the Company's income tax rate has been reduced from 33% to 15% with effect from 1 July 2001.

Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. and China Eastern Airlines Jiangsu Co. Ltd. are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2002 as there exists double taxation relief between PRC and the corresponding jurisdictions (including Hong Kong).

4. Dividends

The dividends recognised in the six months ended 30 June 2002 represent the final dividend of RMB0.02 (2001: RMB0.02) per share totalled RMB97,339,000 (2001: RMB97,339,000) for the year ended 31 December 2001 proposed by the Board of Directors on 8 April 2002 and approved in the Annual General Meeting on 18 June 2002. The dividend payable is included in other payables and accruals in the balance sheet at 30 June 2002.

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2002 (2001: Nil).

5. Earnings per share

The calculation of earnings per share is based on the unaudited consolidated profit attributable to shareholders of RMB25,515,000 (2001: RMB70,328,000) and the weighted average of 4,866,950,000 (2001: 4,866,950,000) shares in issue during the period.

The Company has no dilutive potential ordinary shares.

6. **Profit appropriation**

No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2002. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

During the six months ended 30 June 2001, certain new PRC accounting regulations became effective and the excess appropriations of reserves as a result of such changes are transferred from reserves to retained profits.

7. **Subsequent events**

On 16 August 2002, the Company entered into an agreement with Wuhan Municipality State-owned Assets Management Committee Office ("Wuhan State-owned Assets Office") and two other independent third parties to establish a limited liability company, China Eastern Airlines Wuhan Limited ("CEAWL"). The registered capital of CEAWL is RMB600 million, of which 40% is held by the Company and 40% by the Wuhan State-owned Assets Office. The Company contributed RMB240 million in cash corresponding to its equity interest held and Wuhan State-owned Assets Office made its capital contributions by injecting all net assets of Wuhan Airlines Company as at 31 December 2001 based on a valuation performed by an independent valuer.

8. **Convenient translation**

The unaudited consolidated profit and loss account have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2771 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2002. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2002 or any other date.

B. Prepared in accordance with the People's Republic of China (the "PRC") Accounting Regulations

Consolidated Profit and Loss Account

	Items	(Unaudited) For the six months ended 30 June 2002 RMB'000	2001 RMB'000
I.	**Revenue from Main Operations:**	**6,270,536**	6,134,341
	Less: Revenue from Civil Air Infrastructure Construction Fund	**204,075**	204,263
	Revenue from Main Operations, net	**6,066,461**	5,930,078
	Less: Main Operating Cost	**4,655,981**	4,993,822
	Business Taxes and Surtaxes	**148,161**	146,398
II.	**Profit from Main Operations**	**1,262,319**	789,858
	Add: Revenue from Other Operations	**228,772**	238,390
	Less: Operating Expenses	**602,424**	651,966
	General & Administrative Expenses	**321,679**	285,331
	Financial Expenses	**470,144**	366,325
III.	**Profit/(Loss) from Operations**	**96,844**	(275,374)
	Add: Income from Investment	**26,677**	31,298
	Subsidy Income	**13,610**	–
	Non-operating Income	**1,152**	6,323
	Less: Non-operating Expenses	**11,948**	29,927
IV.	**Total Profit/(Loss)**	**126,335**	(267,681)
	Less: Income Tax	**46,340**	53
	Minority Interest (for consolidated statements)	**26,293**	(25,412)
V.	**Net Profit/(Loss)**	**53,702**	(242,322)

Notes (Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements):

1. Accounting Policies Applied

The company and its subsidiaries follow the *Accounting Standards for Business Enterprises* and *Accounting Regulations for Business Enterprises* and its supplementary regulations.

2. Changes in Accounting Policies and Accounting Estimates, and Corrections of Significant Accounting Errors

(1) Details and reason of changes in accounting policies:

In order to better reflect the timing difference between accounting profit and taxable income, the accounting treatment for income tax is changed from tax payable method to the method that tax effects of timing differences are recognized as deferred income tax assets or liabilities.

(2) Amount of effect resulting from the change in accounting policy:

The above policy change increased the accrual of income tax by RMB28,823,600, thus reducing the net profit for the first half of 2002 by RMB28,823,600.

(3) Details and reason of changes in accounting estimates:

The Board of Directors made a resolution on Jan 16, 2002 deciding that from July 1, 2001 the estimated useful lives of aircraft and engines were to be adjusted from 10-15 years to 20 years and the residual value rate was to be adjusted from 3% to 5%, due to the fact that the actual use and maintenance of the aircraft and engines was able to guarantee continual and safe flight and in consideration of the actual situation of the same types of aircraft and engines that have been put into use abroad. The estimated useful lives of standby engines are the same with those of aircraft.

(4) Amount of effect resulting from the change in accounting estimates:

The profit for the first half of 2002 is increased by RMB 428,350,000 due to the change in accounting estimates mentioned above.

(5) Details, correction amount and influence of significant accounting errors

a. The Company handed in a total of RMB14,364,200 this year as supplementary public housing fund for 2001, thus reducing the profit of 2001 by RMB14,364,200.

b. The Company handed in a total of RMB17,250,000 this year as medical insurance of 2001, thus reducing the profit of 2001 by RMB17,250,000.

c. The Company has collected back the proceeds of apartments sold to staff in former years. The amount collected back is lower than the estimated amount, thus affecting the undistributed profit at the beginning of year of 2001 by RMB6,530,500.

C. Significant Differences between PRC Accounting Regulations and IAS

Differences between PRC Accounting Regulations and IAS, which have significant effects on the unaudited consolidated profit/(loss) attributable to shareholders are summarised as follows:

Consolidated profit/(loss) attributable to shareholders

	For the six months ended 30 June	
	2002	2001
	RMB'000	RMB'000
As stated under PRC Accounting Regulations	**53,702**	(242,322)
Impact of IAS and other adjustments:		
Difference in depreciation charges of flight equipment due to different useful lives	**118,441**	81,019
Difference in depreciation charges and gains on disposals of aircraft and engines due to different useful lives	**(108,483)**	295,786
Provision for overhaul expenses	**(9,988)**	(30,530)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	**5,494**	3,597

Accrual of net interest income on subleases	–	(472)
Provision for post-retirement benefits	**(23,655)**	(55,443)
Loss on sale of staff quarters	**(9,768)**	–
Amortisation of goodwill	**(2,828)**	(2,828)
Amortisation of negative goodwill	**1,726**	287
Interest accrued on instalment payable for acquisition of a passenger carriage business	**(5,737)**	(956)
Other	**(32,528)**	50,686
Tax adjustments	**39,139**	(28,496)
As stated under IAS	**25,515**	70,328

D. Significant Differences between IAS and U.S. GAAP

Differences between IAS and U.S. GAAP, which have significant effects on the unaudited consolidated profit attributable to shareholders are summarised as follows:

Consolidated profit attributable to shareholders

	For the six months ended 30 June		
	2002	2001	**2002**
	RMB'000	RMB'000	**US$'000***
As stated under IAS	**25,515**	70,328	**3,083**
U.S. GAAP adjustments:			
Reversal of additional depreciation charges arising from revaluation surplus of fixed assets	**43,728**	42,938	**5,283**
Effect of transfer of aircraft from the Company to a non-wholly owned subsidiary	**(28,288)**	–	**(3,418)**
Reversal of amortisation charge on land use rights	**4,210**	4,210	**509**
Reversal of amortisation charge on goodwill	**2,828**	2,828	**342**
Sales and leaseback of aircraft	**13,117**	13,076	**1,585**
Post-retirement benefits	**(5,354)**	21,233	**(647)**
Deferred tax effect on U.S. GAAP adjustments	**(4,536)**	(27,814)	**(548)**
As stated under U.S. GAAP	**51,220**	126,799	**6,189**

Basic and fully diluted earnings per share under U.S. GAAP	**RMB0.011**	RMB0.026	**US$0.001**
Basic and fully diluted earnings per American Depository Share ("ADS") under U.S. GAAP	**RMB1.05**	RMB2.61	**US$0.127**

* Translations of amounts from RMB into US$ have been made at the rate of US$1.00 to RMB8.2771 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2002.

SELECTED AIRLINE OPERATING DATA

	For the six months ended 30 June		
	2002	2001	Change
Capacity			
ATK (available tonne-kilometers) (millions)	**2,077.29**	2,046.07	1.53%
- Domestic routes	**818.69**	735.74	11.27%
- International routes	**1,051.00**	1,092.57	-3.80%
- Hong Kong routes	**207.60**	217.76	-4.67%
ASK (available seat-kilometers) (millions)	**13,540.97**	12,373.33	9.44%
- Domestic routes	**6,610.94**	6,082.72	8.68%
- International routes	**5,163.68**	4,557.68	13.30%
- Hong Kong routes	**1,766.35**	1,732.93	1.93%
AFTK (available freight tonne-kilometers) (millions)	**858.62**	932.47	-7.92%
- Domestic routes	**223.71**	188.30	18.81%
- International routes	**586.28**	682.38	-14.08%
- Hong Kong routes	**48.63**	61.80	-21.30%
Hours flown (thousands)	**113.40**	105.10	7.90%

Traffic

RTK (revenue tonne-kilometers) (millions)	**1,219.61**	1,126.11	8.30%
- Domestic routes	**454.43**	384.24	18.27%
- International routes	**648.04**	629.04	3.02%
- Hong Kong routes	**117.14**	112.83	3.82%
RPK (revenue passenger-kilometers) (millions)	**8,506.25**	7,449.29	14.19%
- Domestic routes	**3,964.53**	3,412.77	16.17%
- International routes	**3,497.52**	3,040.61	15.03%
- Hong Kong routes	**1,044.20**	995.90	4.85%
RPTK (revenue passenger tonne-kilometers) (millions)	**761.31**	666.90	14.16%
- Domestic routes	**354.79**	305.44	16.16%
- International routes	**313.09**	272.42	14.93%
- Hong Kong routes	**93.43**	89.04	4.93%
RFTK (revenue freight tonne-kilometers) (millions)	**458.30**	459.21	-0.20%
- Domestic routes	**99.65**	78.80	26.46%
- International routes	**334.94**	356.61	-6.08%
- Hong Kong routes	**23.71**	23.80	-0.38%
Number of passengers carried (thousands)	**5,440.88**	4,826.31	12.73%
- Domestic routes	**3,635.81**	3,231.98	12.49%
- International routes	**1,014.97**	843.88	20.27%
- Hong Kong routes	**790.10**	750.45	5.28%
Weight of freights carried (kg) (millions)	**165.18**	139.13	18.72%
- Domestic routes	**84.34**	66.72	26.41%
- International routes	**62.25**	55.14	12.89%
- Hong Kong routes	**18.59**	17.27	7.64%

Load factor

Overall load factor (%)	**58.71**	55.04	3.67 points
- Domestic routes	**55.51**	52.22	3.28 points
- International routes	**61.66**	57.57	4.09 points
- Hong Kong routes	**56.43**	51.81	4.61 points
Passenger load factor (%)	**62.82**	60.20	2.61 points
- Domestic routes	**59.97**	56.11	3.86 points
- International routes	**67.73**	66.71	1.02 points
- Hong Kong routes	**59.12**	57.47	1.65 points
Freight load factor (%)	**53.38**	49.25	4.13 points
- Domestic routes	**44.54**	41.85	2.69 points
- International routes	**57.13**	52.26	4.87 points
- Hong Kong routes	**48.75**	38.51	10.24 points
Break-even load factor (%)	**56.12**	53.66	2.46 points

Yield and costs

Revenue tonne-kilometers yield (RMB)	**4.68**	4.95	-5.36%
- Domestic routes	**5.04**	6.03	-16.51%
- International routes	**3.71**	3.42	8.58%
- Hong Kong routes	**8.65**	9.77	-11.39%
Passenger-kilometers yield (RMB)	**0.54**	0.62	-12.02%
- Domestic routes	**0.55**	0.65	-14.75%
- International routes	**0.44**	0.47	-4.37%
- Hong Kong routes	**0.85**	1.00	-14.12%
Freight tonne-kilometers yield (RMB)	**2.35**	2.09	12.31%
- Domestic routes	**1.05**	1.43	-26.56%
- International routes	**2.54**	2.07	22.90%
- Hong Kong routes	**5.11**	4.66	9.82%
Available tonne-kilometers unit cost (RMB)	**2.63**	2.66	-1.03%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

In terms of the total traffic volume and passenger traffic volume for the year 2001, the Group is one of the three largest airline companies in China and is a principal airline company serving Shanghai—an economic, trade and financial center of China. As at 30 June 2002, the Group operated a total of 209 routes, of which 149 were domestic routes, 13 were Hong Kong routes and 47 were international routes (including 7 international cargo routes). The Group operated 2,900 scheduled flights per week, serving 75 foreign and domestic cities. At present, the Group is operating 70 aircraft, including 67 passenger jet aircraft with a capacity of over 100 seats and 3 jet freighters.

During the first half of 2002, the global economy showed signs of recovery and continued the trend towards globalization. China's policy of stimulating domestic demand had achieved positive results, as the domestic economy continued to grow. For the first half of 2002, the growth rate for the domestic economy reached 7.8%, while the growth rate of gross domestic product (GDP) of Shanghai reached more than 10% for the tenth consecutive year. Although the international and domestic economic conditions are favourable to the development of the air transport industry, the Group faces both opportunities and challenges in its development.

The cornerstone for the survival and development of an air transport enterprise is to ensure flight safety. Due to the occurrence of air traffic accidents in China and other countries in the first half of 2002, airlines in China encountered a noticeable slowdown in passenger traffic in May and June of 2002. In order to ensure flight safety, the Group has extensively developed a set of stringent inspection procedures and strengthened the safety control, and has cancelled some nighttime "red-eye" flights and extra charter flights, which have effectively assured the safety of the Group's scheduled flights.

During the time of the World Cup 2002, in addition to scheduled flights on Korean and Japanese routes, the Group had added extra flights and charter flights departing from Shanghai and Yantai to Korea. However, market demand was not as high as expected, resulting in a relatively low passenger load factor of the Company for the month of June 2002, and the overall performance of the Company for the first half of 2002 was thereby adversely affected.

In terms of service quality, the Company was awarded the first prize in an event organized by the Civil Aviation Association last year, which is called "Passengers' Appraisal of Civil Aviation". Building on that foundation, the Company has taken the lead to develop a trial system for ISO9000 Certification this year, introducing individualized and friendly services targeted at various customer groups with a view to providing superior services specialized with the Group's character.

In the midst of a sound macroeconomic environment, demand for air transport has increased rapidly. The Company has captured this business opportunity to launch more international routes, including those between Shanghai and Delhi, Beijing and Delhi, Beijing and Tokyo as well as Jinan and Seoul. The Group also continued to enter into code sharing arrangements and special prorate agreements with other airlines to broaden the Group's route network.

In the first half of 2002, the Group's main operation base, Shanghai, experienced a steady growth in its economy over the same period last year, and demand for air transport is growing significantly. Since the establishment of the Group, the Group has continued to significantly contribute to the development of Shanghai's economy. At present, the number of the Group's flights taking off from and landing in Shanghai exceeds 60% of the total number of the Group's fights actually flown. In addition, the Group had, during the first half of 2002, successfully operated flights for various conferences held in Shanghai, including the annual general meetings of the Asian Development Bank and the Association of Asian Parliaments for Peace. The Group has also effectively enhanced its position in the international civil aviation industry significantly by hosting the 58th Annual General Meeting of the International Air Transportation Association.

As at 30 June 2002, traffic volume of the Group totalled 1.22 billion tonne-kilometers, an increase of 8.3% over the same period last year, while total traffic revenues amounted to RMB5,711 million, an increase of 2.47% over the same period last year. The average aircraft daily utilization was 8.9 hours, a decrease of 0.2 hour from the same period last year.

For the first half of 2002, the total passenger traffic volume was 8.506 billion passenger-kilometers, an increase of 14.19% over the same period last year, while total passenger revenues amounted to RMB4,633 million (accounting for 81.12% of the Group's traffic revenues), an increase of 0.47% over the same period last year.

Domestic passenger traffic volume reached 3.965 billion passenger-kilometers, an increase of 16.17% over the same period last year. Passenger load factor was increased by 3.86% to 59.97%. Revenues generated from traveling passengers over domestic routes amounted to RMB2,185 million, a decrease of 0.96% from the same period last year, accounting for 47.16% of the Group's passenger revenues. The average domestic passenger-kilometers yield was RMB0.55 during the first half of 2002, a decrease of 14.75% from the same period last year. Such decrease was mainly due to the cancellation of the fuel surcharge on domestic routes commencing from earlier this year, and the adoption of a settlement policy under which agent commissions are netted off when recognizing revenues.

International passenger traffic volume reached 3.498 billion passenger-kilometers, an increase of 15.03% over the same period last year, and passenger load factor was 67.73%. International passenger revenues were RMB1,555 million, an increase of 9.99% over the same period last year, accounting for 33.58% of the Group's passenger revenues. The average international passenger-kilometers yield was RMB0.44 during the first half of 2002, a decrease of 4.37% from the same period last year, principally due to sales promotion for the Japan routes conducted during the first half of 2002 to maintain market share.

Passenger traffic volume on Hong Kong routes amounted to 1.044 billion passenger-kilometers, an increase of 4.85% over the same period last year. Although the Group's capacity in the same period only increased 1.93%, passenger load factor increased by 1.65% to 59.12%. Hong Kong passenger revenues were RMB893 million, a decrease of 9.95% over the same period last year, accounting for 19.27% of the Group's passenger revenues. The average passenger-kilometers yield was RMB0.85 during the first half of 2002, a decrease of 14.12% from the same period last year, mainly due to pressure on the Company's air fares arising from the expansion of capacity by the Group's competitors.

Since the beginning of 2002 and with China's accession to the World Trade Organization, the volume of foreign trade has experienced more rapid growth. For the first half of 2002, the volume of imports and exports achieved an increase of 12.3% over the same period last year. Although there was a lack of cargo capacity due to overhaul of freighters, through the effective sales and operations of China Cargo Airlines Limited, a subsidiary of the Company, cargo traffic volume of the Company remained the same as that for the same period last year. The Group's cargo traffic volume for the first half of 2002 reached 458 million tonne-kilometers. Cargo revenues were RMB1,078 million, accounting for 18.88% of the Group's traffic revenues and representing an increase of 12.09% over the same period last year. The cargo tonne-kilometers yield was increased by 12.31% over the same period last year, mainly due to the gradual recovery of the global economy and the increase in demand for cargo traffic.

The Group's total operating costs reached RMB5,458 million, an increase of 0.48% over the same period last year.

The total aircraft take-off and landing fees amounted to RMB883 million, an increase of 6.91% over the same period last year, which was mainly due to the expansion of the Group's scale of operation and the increase in the number of scheduled flights. At the same time, the average take-off and landing fee per flight was lowered by 4.25% through the Group's reasonable re-allocation of aircraft models according to market demand.

The total aircraft fuel expenses amounted to RMB1,125 million, a decrease of 13.25% from the same period last year, even though fuel consumption had increased by 6.54%. This was mainly due to the stabilization of international crude oil prices at a relatively low level, and, as a result, during the first half of 2002, the weighted average costs of aircraft fuel consumption on domestic routes and international routes decreased by 16.00% and 25.39%, respectively.

The total maintenance costs were RMB443 million, an increase of 5.66% over the same period last year, which was mainly due to maintenance and replacement of engines, for aircraft purchased by the Company or for aircraft acquired by the Company under finance leases, during the first half of 2002. In accordance with the IAS, overhaul expenses for aircraft purchased or acquired under finance leases are, when incurred, charged against the operating revenues. Therefore, the Company's maintenance expenses will in future remain to be subject to fluctuations.

Total commission expenses amounted to RMB186 million, a decrease of 27.54% from the same period last year, which was mainly due to the adoption by the Group of a settlement policy under which agent commissions are netted off when recognizing revenues.

Due to the continued appreciation of the exchange rate of Euro and Japanese Yen to Renminbi, during the first half of 2002, net foreign exchange loss arising from assets and debts of the Group denominated and settled in foreign currency during such period amounted to approximately RMB58 million.

During the six months ended 30 June 2002, the Group's profit attributable to shareholders under IAS was RMB25.5 million, a decrease of 63.72% from the same period last year, and the earnings per share were RMB0.005.

Liquidity and capital resources

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2002, the Group had cash and cash equivalents of RMB1,715 million, a substantial portion of which were denominated in Renminbi. Net cash generated from the operation of the Group's business activities in the first half of 2002 amounted to RMB1,020 million, a decrease of 5.48% from the same period last year.

The Group's primary cash requirements in the first half of 2002 were for acquisitions of, and improvements on, aircraft and flight equipments and for settlement and payments of related indebtedness. Net cash used in investing activities by the Group in the first half of 2002 was RMB2,355 million.

Net cash generated from financing activities of the Group was RMB1,693 million. Such cash was primarily generated from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2002, the Group's current liabilities exceeded the Group's current assets by RMB4,664 million, and the long-term debt to equity ratio was 1.94. The Group had obtained, and believes that it will continue to be able to obtain, short-term bank loans from domestic banks in China or foreign banks to satisfy its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally pledges its assets to secure its obligations under finance leases and bank loans for acquisitions of aircraft. As at 30 June 2002, the Group's total carrying value of assets pledged was RMB5,287 million, representing an increase of 1.36% over that of RMB5,216 million at the end of 2001.

Employees

As at 30 June 2002, the Group had approximately 14,600 employees, a majority of whom were working in China. The wages of the Group's employees consist of basic salaries and bonuses. The Group was never involved in any labour-related disputes with its employees, nor has it experienced any substantial reduction in the number of its employees. The Group had not encountered any difficulty in recruiting new employees.

Except for the information disclosed herein, the information in relation to other matters set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Group has not changed materially from the information disclosed in the Company's 2001 annual report.

Outlook for the second half of 2002

The Group would like to caution readers that this interim results announcement contains certain forward-looking statements, including those regarding the Company's future strategies and business plans for the second half of 2002 and the international and domestic economies and aviation industries. These forward-looking statements are subject to significant uncertainties and risks.

The Group believes that, despite the positive developments in the global economy, the international economic environment still faces various uncertainties. The recovery of the U.S. economy is not yet certain. It is also uncertain whether the Euro countries can achieve rapid economic growth. In addition, the Japanese economy still faces different contradictions and difficulties. In comparison, due to the continued implementation by the PRC Government of positive fiscal policies and steady monetary policies, the demand of the Chinese market is expected to continue to maintain steady growth, and it is optimistic that GDP will maintain an annual growth rate of over 7%. The Group plans to purchase four Boeing B737-700 aircraft under finance leases and to acquire, under operating leases, two A319 Airbus aircraft and two Boeing B737-700 mid-size passenger aircraft, all of such aircraft are scheduled to be delivered and to commence operation during the second half of 2002. The Group believes that it will benefit from the continuing growth in the air transport market in China.

After China's accession into the World Trade Organization, China has speeded up reform on monopolizing industries and prospective mergers, acquisitions and restructuring of competitive industries, and has steadily pursued strategic restructuring of the air transport industry to enhance the competitiveness of airlines in China. The proposal pursuant to which Eastern Air Group Company, the holding company of the Company, is proposed to undergo a merger and restructuring with China Yunan Airlines and China Northwest Airlines has been approved by the State Council. The Company is not, and has not been, significantly affected by such proposed restructuring. The Company will also continue to select regional airlines with strengths that would complement the Company's businesses as potential alliance partners in order to establish a more comprehensive domestic and international route network and increase its share of the domestic market.

The *Regulations on Foreign Investment in Civil Aviation* issued by the Civil Aviation Administration of China, the Ministry of Foreign Trade and Economic Cooperation and the State Development Planning Commission, and approved by the State Council of the PRC, became effective since 1 August 2002. These Regulations were formulated in order to further open China's civil aviation industry to foreign investment. The original 35%-restriction on the proportion of foreign investment in any public air transport enterprise in the PRC has now been replaced by the requirement that the Chinese party shall have a majority and controlling shareholding interest and the equity interest held by any single foreign investor (including its affiliates) is restricted to a maximum of 25% in such an enterprise. The Company is exploring optimal financing arrangements with a view to, in compliance with all laws and regulations as are applicable to the Company, introducing foreign investment into the Company, thereby introducing advanced mechanisms, technologies, management skills and services to improve its route network and expand its market share.

Since the beginning of 2002, the Civil Aviation Administration of China has strengthened its macroeconomic policies for the domestic air transport market in China to control and regulate capacity growth at an optimum level, maintain the standard ticket price policy, introduce judicial measures to regulate the ticket-sales and improve the environment for the operation of domestic airlines. In addition, China's accession to the World Trade Organization has not only brought to domestic airline industry such advantages as reducing aircraft fuel costs and the amount of import duties for importing aircraft materials, the introduction of a computerized seat reservation system for civil aviation and the opening up of aircraft maintenance to foreign investment are expected to result in a reduction in the unit operating cost of the Company.

In light of the current market environment and the Group's present conditions, the Group will, during the second half of 2002, endeavour to ensure flight safety, expand its market share and improve its level of income. In particular, the Company will:

1. explore and develop routes that have higher potential, arrange for reasonable allocation of the Company's travel capacity, further improve the Company's route network and capacity settings, and, in particular, improve coordination of flight schedules for the two airports in Shanghai;

2. capture the opportunities presented by China's accession to the World Trade Organization to perfect and strengthen the Company's route network through cooperation with foreign airlines by means of implementing such arrangements as code sharing and special prorate agreements;

3. positively pursue restructuring opportunities in order to achieve economies of scale, improve and develop the Company's sales and route network;

4. take advantage of the opportunities offered by the *Regulations on Foreign Investment in Civil Aviation* and steadily explore cooperation opportunities with foreign strategic investors;

5. improve the level of management of the Group, closely examine and approve investment plans, strengthen centralized financial management and lower operating costs and expenses; and

6. expand the scope of localized services, promote individualized services and introduce one-ticket services for passengers traveling on Hong Kong routes whereby the passengers can enjoy services of other airlines by using one ticket to check-in all the way through to their ultimate destinations.

FLEET PLANNING

As at 30 June 2002, details of aircraft on order which is scheduled to be delivered are set out as follows:

Year to be delivered	Type of aircraft	Number of aircraft
Second half of 2002	A319	2
	B737-700	6
2003	A320	10
	A340-600	3
	B737-700	5
2004	A320	5
	A340-600	2
2005	A320	5

As at the date hereof, the Directors are not aware of any aircraft which is subject to options exercisable by the Company during a period of not less than 12 months from 30 June 2002.

MATERIAL MATTERS

1. Dividends

The Board of Directors does not recommend payment of interim dividend for the six months ended 30 June 2002.

2. Share capital

There was no change in the Company's share capital since 31 December 2001. As at 30 June 2002, the Company's share capital structure was as follows:

	Number of shares	Approximate percentage (%)
A shares		
Unlisted State-owned legal person shares	3,000,000,000	61.64
Listed shares	300,000,000	6.17
H shares	1,566,950,000	32.19
Total number of shares	4,866,950,000	100.00

3. Substantial shareholders

As at 30 June 2002, the following shareholders held 10% or more of any class of the issued share capital of the Company:

Name	Number of shares held	Approximate percentage of shareholding (%)
Eastern Air Group Company	3,000,000,000	61.64
HKSCC Nominees Limited	1,453,053,999	29.86

The above interests and the relevant information were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the *Securities (Disclosure of Interests) Ordinance* (the "SDI Ordinance").

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executives, Supervisors or senior management of the Company) who, as at 30 June 2002, was interested in 10% or more of any class of the issued share capital of the Company which was required to be recorded in the register of interests of the Company pursuant to Section 16(1) of the SDI Ordinance.

4. **Shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company**

As at 30 June 2002, the shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company are set out as follows:

Name	Position	Number of A shares held
Ye Yigan	Chairman of the Board of Directors	0
Liu Shaoyong	Director, President	0
Wan Mingwu	Director, Vice President	0
Cao Jianxiong	Director	2,800
Zhong Xiong	Director	2,800
Chen Quanxin	Director	2,800
Wu Baiwang	Director	0
Zhou Ruijin	Independent Non-executive Director	0
Gong Haocheng	Independent Non-executive Director	0
Hu Honggao	Independent Non-executive Director	0
Peter Lok	Independent Non-executive Director	0
Li Wenxin	Chairman of the Supervisory Committee	0
Ba Shengji	Supervisor	2,800
Zhou Rongcai	Supervisor	0
Yang Jie	Supervisor	0
Liu Jiashun	Supervisor	0
Wu Yulin	Vice President	2,800
Wu Jiuhong	Vice President	0
Yang Xu	Vice President	0
Fan Ru	Chief Pilot	2,800
Luo Weide	Chief Accountant	0
Luo Zhuping	Company Secretary	2,800

Except as disclosed above, as at 30 June 2002, none of the Directors, chief executives, Supervisors and senior management of the Company and their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any of its associated corporations (within the meaning as defined in the SDI Ordinance) which was required to be entered into the register of interests required to be maintained by the Company pursuant to Section 29 of the SDI Ordinance or which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

During the six months ended 30 June 2002 and as at 30 June 2002, none of the Directors, chief executives, Supervisors and senior management of the Company and any of their spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

5. Repurchase, sale or redemption of securities

During the six months ended 30 June 2002, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word "securities" shall have the meaning ascribed thereto in paragraph 1 of Part I of Appendix 7 to the Listing Rules).

6. Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

7. Material litigation and arbitration

The Group was not involved in any material litigation or arbitration in the first half of 2002.

8. Subsequent events

In order to expand the Company's domestic market share, to strengthen its domestic aviation network and to enhance the Company's competitiveness in the domestic aviation industry, after long discussions and negotiations, the Company has actively pursued and has accomplished the work relating to the establishment of China Eastern Airlines Wuhan Limited, details of which are set out in the announcements issued by the Company dated 19 March 2002 and 16 August 2002.

9. **Others**

During the six months ended 30 June 2002, the Group had no designated deposits or any deposits which could not be collected upon maturity.

The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the unaudited interim financial statements of the Company for the six months ended 30 June 2002.

10. All information as required by paragraphs 46(1) to 46(6) (both paragraphs inclusive) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By order of the Board of Directors
China Eastern Airlines Corporation Limited
Ye Yigan
Chairman

Shanghai, the PRC
26 August 2002

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).